

January 9, 2024

John Santos
Chief Executive Officer
Howloo, Inc.
395 E Lincoln Ave.
Labelle, FL. 33935

>   **Re: Howloo, Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed on December 29, 2023**
>   **File No. 024-12359**

Dear John Santos:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

Amendment No. 1 to Form 1-A filed December 29, 2023

Cover Page

1.   We note your response to prior comment 1 and reissue. Additionally, please revise to include the total voting power that the executive officers and directors, as a group, will hold after this offering, including the irrevocable voting proxies.

2.   We note your response to prior comment 2. Please revise to ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering circular.

Financial Statements, page 1

3.   We have reviewed your response to prior comment 3. We note your disclosure in Note 7 on page 12 of the December 31, 2022 financial statements that you converted from an LLC to a C Corp on January 1, 2023 and issued 14,352,000 shares to the owners. As such,

please revise your presentation in the interim financial statements for the six months ended June 30, 2023, to present earnings per share data and any related disclosures required by ASC 260-10-45 and 260-10-50 on the face of the financial statements. Also, please include the applicable disclosures required by ASC 505-10-50-2 and 50-3 in regards to your equity.

4.   Regarding the issuance of 14,352,000 shares to the owners on January 1, 2023, please tell us what consideration you gave to reflecting the shares issued as outstanding for all periods presented in a manner similar to a stock split. Refer to ASC 260-10-55-12 and SAB Topic 4:C.

Compensation, page 18

5.   Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023. Additionally, revise to state the nature of any family relationship between any director or executive officer.

Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing